[NATIONAL VISION ASSOCIATES, LTD. LETTERHEAD]

   CONTACTS:
   Angus C. Morrison
   Senior Vice President, CFO & Treasurer
   (770) 822-4285


   Janice J. Kuntz
   Fleishman-Hillard, Inc.
   404-659-4446


   FOR IMMEDIATE RELEASE:
   September 29, 1998

           NATIONAL VISION ASSOCIATES, LTD. ANNOUNCES
     FURTHER EXTENSION OF OFFER TO PURCHASE ALL COMMON STOCK
                    OF NEW WEST EYEWORKS, INC.

   Lawrenceville, Georgia   September 29, 1998 -- National
   Vision Associates, Ltd. (NASDAQ: NVAL) announced today that it is extending the expiration date of its tender offer for all the outstanding common stock of New West Eyeworks, Inc. (NASDAQ: NEWI) at $13 net cash per share of common stock from September 29, 1998 to Midnight, Eastern Time, on Friday, October 9, 1998. The tender offer is being made through NW Acquisition Corp., a wholly-owned subsidiary of National Vision created specifically to make the offer.

   As indicated on previous statements by National Vision related to the offer, the Company must obtain financing in order to provide the funds necessary to consummate the offer. Parent continues to pursue such financing.

   The closing of the tender offer remains subject to customary conditions as well as obtaining the requisite financing.

   As of 5:00 p.m., September 28, 1998, approximately 4,700,400 shares of New West's common stock have been validly tendered and not withdrawn pursuant to the offer. In addition, the holders of convertible preferred stock and warrants of New West have entered into letter agreements in which they have agreed to convert or exercise such securities and tender the underlying shares of common stock in the offer. The number of underlying shares of common stock subject to such letter agreements is 806,563. The total number of such tendered or committed shares is approximately 5,507,000, which represents approximately 96.7% of the common stock of New West, assuming conversion of all convertible preferred stock and exercise of all warrants. Such total would be sufficient to satisfy the 51% minimum tender condition established for the consummation of the offer. However, holders of tendered shares will continue to have withdrawal rights during the extended period of the offer.

   New West Eyeworks, Inc., headquartered in Tempe, Arizona, operates 177 full-service retail optical locations throughout 13 states, including 52 vision centers located in Fred Meyer stores. New West, which has reported positive comparable store sales for the past 26 consecutive quarters, operates under the Vista Optical brand (11 states) and the Lee Optical brand (2 states). New West offers everyday low prices for quality eyewear, contact lenses and the services of independent doctors of optometry. In addition, the company has an established managed care business, Vista Eyecare Network. In 1997, New West reported net sales of $49.2 million and net income of $1.5 million, or $0.31 per share. At June 27, 1998, New West had total assets of $18.9 million.


   Currently, National Vision Associates operates approximately 716 domestic retail optical units, including the 290 Frame-n-Lens, Inc. optical centers acquired by National Vision in July. The addition of the 177 New West optical centers will bring National Vision's total domestic operations to 893 locations, of which 334 are free-standing, 371 are in Wal-Mart stores, and 188 are in other host concepts. This will further strengthen National Vision's ranking as the second largest retail optical company in terms of domestic locations and third in terms of domestic (pro forma) sales. National Vision's retail operations offer a full line of optical goods, including spectacles, contact lenses, prescription and non-prescription sunglasses and a full line of optical accessories. In addition, independent doctors of optometry are available adjacent to store locations.

   This press release contains forward-looking statements that are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties, including but not limited to, the uncertainty as to whether the transactions discussed in the press release will be completed. Other risks and uncertainties are detailed from time to time in both National Vision's and New West's periodic reports filed with the Securities and Exchange Commission, including both companies' Annual Reports for 1997 on Form 10-K and first and second quarter 1998 reports on Form 10-Q.

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